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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 16, 2005

INMARSAT GROUP LIMITED
(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT TO SEEK ATC LICENCE

London, 15th February 2005—Following the Federal Communications Commission's 10th February 2005 announcement, Inmarsat, the global mobile satellite operator, has announced its intention to apply for authorisation to operate Ancillary Terrestrial Component (ATC) facilities in the USA to provide voice and data communications using L-band frequencies.

Inmarsat intends to launch two next-generation Inmarsat-4 satellites in the first and third quarters of 2005 respectively. These will address the growing worldwide data market. The FCC decision allows Mobile Satellite Services (MSS) operators, including Inmarsat, to offer terrestrially-based services as an additional, complementary service to those of its satellite fleet.

New services include the forthcoming BGAN (Broadband Global Area Network) 3G compatible, 432kbit/s service. Both ATC and BGAN services are supportable from Inmarsat-4 satellites—the first due for launch from Cape Canaveral on 10thMarch 2005. Within its modern design, the new Inmarsat-4 F-2 satellite will have 20 times more capacity than previous generation satellites over the USA. It is due for launch in the third quarter of 2005.

Comments Andrew Sukawaty, Chairman and CEO of Inmarsat: "The ruling presents Inmarsat with a new opportunity. We are delighted that the FCC has re-stated the importance of protecting primary services, such as Inmarsat's core MSS activities, from harmful interference from potential secondary services including ATC. The FCC has allowed MSS operators to provide enhanced services by adding a complementary Ancillary Terrestrial Component. This creates an opportunity to offer tie-ins with terrestrial operations that were not possible before. As a leading MSS operator, we intend to actively pursue this opportunity and to evaluate a number of partnering opportunities".

—ends—

Forward-looking Statements

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat Limited

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Inmarsat Ltd owns and operates a unique global mobile satellite network and delivers its communications solutions through a worldwide network of approximately 400 distributors and service providers to end users in the maritime, land and aeronautical sectors in approximately 170 countries.

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Inmarsat Ltd has a portfolio of mobile satellite solutions, including voice, fax, intranet and Internet access and other data services.

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Inmarsat Ltd has more than 25 years' experience in designing, implementing and operating satellite networks.

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At the end of February 2004, approximately 300,000 terminals were registered to access Inmarsat Ltd's services, of which over 60% were active in the previous 12 months.

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Inmarsat Ltd is also supported by partners in the fields of equipment manufacture, software provision and systems integration.

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For more information, please go to http://www.inmarsat.com.

For media enquiries, please contact:

Chris McLaughlin
Tel: +44 20 7728 1015
Mob: +44 7796 276 033
Email: chris_mclaughlin@inmarsat.com

For investor enquiries, please contact:

Simon Ailes
Tel: +44 20 7728 1518
Email: simon_ailes@inmarsat.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2005
INMARSAT GROUP LIMITED
	By:	/s/ RICK MEDLOCK Rick Medlock Chief Financial Officer

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INMARSAT TO SEEK ATC LICENCE
SIGNATURES